DURABLE SUSTAINABILITY INC.FIANCIAL STATEMENTS
FROM APRIL 11, 2022 (INCEPTION) TO JUNE 30, 2022

<h1 style="text-align:center">Independent Auditor's Report</h1>

Board of Directors and Stockholders
Durable Sustainability, Inc.

Opinion

We have audited the accompanying financial statements of **Durable Sustainability, Inc.** (the "Company"), which comprise of the balance sheet as of June 30, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from April 11, 2022 through June 30, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from April 11, 2022 through June 30, 2022 in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("U.S. GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company for the period from April 11, 2022 through June 30, 2022 the Company incurred net losses of approximately $7,500. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with U.S. GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with U.S. GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Assurance Dimensions

Tampa, Florida

October 10, 2022

DURABLE SUSTAINABILITY INC.
BALANCE SHEET

	June 30, 2022
ASSETS	
Current Assets	
Cash	$ —
Total Current Assets	—
TOTAL ASSETS	$ —
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Current Liabilities	
Accounts payable	$ —
Total Current Liabilities	—
STOCKHOLDERS' EQUITY	
Preferred stock, par value $0.001 per share; 10,000,000 shares authorized; no shares issued and outstanding as of June 30, 2022	—
Common stock, par value $0.001 per share; 75,000,000 shares authorized; 7,500,000 shares issued and outstanding as of June 30, 2022	7,500
Additional paid-in capital	—
Accumulated equity (deficit)	(7,500)
Total Stockholders' Equity	—
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ —

The accompanying notes are an integral part of these financial statements.

DURABLE SUSTAINABILITY INC.
STATEMENT OF OPERATIONS

	Period from April 11, 2022 (inception) to June 30, 2022
Revenue	$ —
Total Revenue	—
Operating expenses	
Share based compensation	7,500
Total Operating Expenses	7,500
Loss from Operations	$ (7,500)
Other Income (Expense):	
Interest expense	—
Total Other Income (Expense)	$ —
Net Loss	$ (7,500)
PER SHARE AMOUNTS	
Net loss Basic and diluted earnings per share	(0.00)
Weighted average number of common shares outstanding - basic and diluted	5,740,741

The accompanying notes are an integral part of these financial statements.

DURABLE SUSTAINABILITY INC.
STATEMENT OF STOCKHOLDERS' EQUITY
Period from April 11, 2022 (inception) to June 30, 2022

	Common Stock		Preferred Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at April 11, 2022 (inception)	—	—	—	$ —	$ —	$ —	$ —
Shares issued for services to founders	7,500,000	7,500	—	—	—	—	7,500
Net loss for the period ended June 30, 2022	—	—	—	—	—	(7,500)	(7,500)
Balance at June 30, 2022	7,500,000	7,500	—	$ —	$ —	$ (7,500)	$ —

The accompanying notes are an integral part of these financial statements.

DURABLE SUSTAINABILITY INC.
STATEMENT OF CASH FLOWS

	Period from April 11, 2022 (inception) to June 30, 2022
Cash Flow from Operating Activities	
Net loss for the period	$ (7,500)
Adjustments to reconcile net loss to net cash used in operating activities:	
Shares based compensation	7,500
Increase (Decrease) in operating assets and liabilities:	
Increase (Decrease) in accounts payable	—
Net Cash Used in Operating Activities	—
Net increase (decrease) in cash	—
Cash at beginning of period	—
Cash at end of period	$ —
Supplemental Disclosure of Interest and Income Taxes Paid:	
Interest paid during the period	$ —
Income taxes paid during the period	$ —
Supplemental Disclosure for Non-Cash Investing and Financing Activities:	
Shares issued for services	7,500

The accompanying notes are an integral part of these financial statements.

DURABLE SUSTAINABILITY INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2022

Note 1 – Organization and basis of accounting

Organization

Durable Sustainability Inc. (the "Company" or "We") was incorporated in the State of Wyoming on April 11, 2022 under the name Durable, Inc. On May 8, 2022, the Company was notified by the Secretary of State of Wyoming of an error in their system and the name as incorporated was unavailable. On May 9, 2022, in order to comply with the Secretary of State of Wyoming's request, the Company changed its name to Durable Sustainability, Inc., its current name. The Company is an American Electric Vehicle company focused on the automotive and transportation. We provide turnkey design, logistics, installation and support services to car dealerships for EV charging and electrical power solutions.

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles for financial information.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The management makes its best estimate of the outcome for these items based on information available when the financial statements are prepared.

Employee Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718 Compensation - Stock Compensation ("ASC 718"). ASC 718 addresses all forms of share-based payment ("SBP") awards including shares issued under employee stock purchase plans and stock incentive shares. Under ASC 718 awards result in a cost that is measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest and will result in a charge to operations.

Property and equipment

Property and equipment are carried at cost and, less accumulated depreciation. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposal. The Company examines the possibility of decreases in the value of property and equipment when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

The Company's property and equipment mainly consists of computer and laser equipment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 4-12 years.

Adoption of Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Income Taxes

The Company accounts for income tax using the asset and liability method prescribed by ASC 740, "Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. The Company evaluated its tax positions and determined it has no uncertain tax positions as of June 30, 2022. The Company's tax returns are subject to income tax examinations generally for a period of three years from the date of filing. The Company's 2022 tax year is open for examination for federal and state taxing authorities.

Note 3 - Going Concern

The accompanying financial statements have been prepared assuming the continuation of the Company as a going concern. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and is dependent on debt and equity financing to fund its operations. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Management anticipates that the Company will be dependent, for the near future, on borrowings from related party to fund operating expenses. In light of management's efforts, there are no assurances that the Company will be successful in any of its endeavors or become financially viable and continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Note 4 – Shareholder Equity

Common Stock

The Company is authorized to issue 75,000,000 shares of common stock, par value $0.001. There were 7,500,000 shares of common stock issued and outstanding as of June 30, 2022.

On April 30, 2022, the Company issued 3,825,000 shares of common stock to Xavone Charles and 3,675,000 shares of common stock to Wilhelm Cashen, for consideration of founder services. These shares were valued at par value, $0.001.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock, par value $0.001. There were no shares of preferred stock issued and outstanding as of June 30, 2022.

Note 5 – Subsequent Events

Management has reviewed events through October 10, 2022 and is of the view that there are no material subsequent events except as follows:

On October 3, 2022, the Company issued 2,270,000 shares of common stock for services rendered. These shares were valued at par value, $0.001.